Exhibit 99.1

16 December 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

Receipt of NASDAQ Notice

Midatech (AIM: MTPH, NASDAQ: MTP), an R&D biotechnology company focused on delivering innovative oncology and rare disease products, announces that it received written notification (the “Notification Letter”) from The NASDAQ Stock Market LLC (“NASDAQ”), dated 11 December 2019, stating that the Company is not in compliance with the minimum bid price requirement set forth in NASDAQ’s rules for continued listing on The NASDAQ Capital Market.  NASDAQ Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.  Based on the closing bid price of the Company’s American Depositary Shares (the “Depositary Shares”), each representing 20 ordinary shares of the Company, for the 30 consecutive business days beginning 29 October 2019, the Company no longer meets the minimum bid price requirement.

The Notification Letter has no immediate effect on the listing of the Depositary Shares, and they will continue to trade on The NASDAQ Capital Market under the symbol “MTP.”

In accordance with NASDAQ Listing Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, or until 8 June 2020 (the “Compliance Period”), to regain compliance with the minimum bid price requirement.  To regain compliance, the bid price of the Depositary Shares must meet or exceed $1.00 per share for at least ten consecutive business days during the Compliance Period. If the Depositary Shares do not regain compliance with the minimum bid price requirement during the Compliance Period, the Company may be eligible for an additional grace period of 180 calendar days provided that the Company satisfies NASDAQ’s initial listing standards for listing on The NASDAQ Capital Market, other than the minimum bid price requirement, and provides written notice to NASDAQ of its intention to cure the delinquency during the second grace period. If the Company does not regain compliance during the initial grace period and is not eligible for an additional grace period, NASDAQ will provide written notice that the Depositary Shares are subject to delisting from The NASDAQ Capital Market. In that event, the Company may appeal such determination to a hearing panel.

The Company intends to monitor the bid price of its Depositary Shares during the Compliance Period and will consider taking such actions as may be necessary and appropriate to achieve compliance with continued listing requirements prior to the expiration of all available grace periods.

The Company’s business operations are not affected by the receipt of the Notification Letter.

The Company’s ordinary shares are listed on the AIM Market of the London Stock Exchange, and the Notification Letter does not affect the Company’s compliance status with such listing.

- Ends -

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO Stephen Stamp, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements expressed or implied regarding our plans, including those related to the Company’s intentions in response to the Notification Letter, the Company’s continued compliance with the NASDAQ Listing Rules, and the Company’s intentions during the Compliance Period and after.  Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties.  We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.